United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Name of Issuer - United Fire & Casualty CO

Title or Class of Securities - Preferred Stock

CUSIP Number - 910331305

Check the following box if a fee is being paid with this
statement [  ].

Cusip No. 910331305

Page 2 of 6 Pages

1.   Name of  Reporting  Person  (S.S.  or  I.R.S.  Identification  No. of above person)

     American Century Investment Management, Inc. - 44-0640487

2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     Delaware

5.   Sole voting power

     N/A

6.   Shared voting power

     N/A

7.   Sole dispositive power

     N/A

8.   Shared dispositive power

     N/A

9.   Aggregate amount beneficially owned by each reporting person

     N/A

10.  Check box if the aggregate amount in Row (9) excludes certain shares

     N/A

11.  Percent of class represented by amount in Row 9

     N/A

12.  Type of reporting person*

     IA

Cusip No. 910331305

Page 3 of 6 Pages

1.   Name of  Reporting  Person  (S.S.  or  I.R.S.  Identification  No. of above person)

     American Century Capital Portfolios, Inc. - 43-1646043

2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     Maryland

5.   Sole voting power

     N/A

6.   Shared voting power

     N/A

7.   Sole dispositive power

     N/A

8.   Shared dispositive power

     N/A

9.   Aggregate amount beneficially owned by each reporting person

     N/A

10.  Check box if the aggregate amount in Row (9) excludes certain shares

     N/A

11.  Percent of class represented by amount in Row 9

     N/A

12.  Type of reporting person*

     IV

SCHEDULE 13G

Item 1(a).   NAME OF ISSUER

     United Fire & Casualty CO

Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

     118 Second Ave SE
     Cedar Rapids, IA  52407

Item 2(a).   NAME OF PERSONS FILING

     American Century Investment Management,  Inc. on its behalf and on behalf of:

     American Century Capital Portfolios, Inc. - 43-1646043

Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

     4500 Main Street
     P.O. Box 418210
     Kansas City, MO 64141-9210
     Attn:  Charles C.S. Park

Item 2(c).   CITIZENSHIP

     Delaware

Item 2(d).   TITLE OF CLASS OF SECURITIES

     Preferred Stock

Item 2(e).     CUSIP NO.

     910331305

Item 3.   IF THIS  STATEMENT  IS FILED  PURSUANT TO RULES  13d-1(b) OR 13d-2(b),
          CHECK WHETHER THE PERSON FILING IS A

     (g)  [ X ]   Registered Investment Adviser, in accordance with
               Rule 13d-1(b)(ii)(E) (Note:  See Item 7).

Item 4.   OWNERSHIP

     (a)  Aggregate amount beneficially owned:

          N/A

     (b)  Percent of class:

          N/A

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               N/A

          (ii) shared power to vote or to direct the vote:

               N/A

          (iii)sole power to dispose or to direct the disposition of:

               N/A

          (iv) shared power to dispose or to direct the disposition of:

               N/A

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this  statement  is being  filed to report  the fact that as of the date hereof the reporting  person has ceased to be the beneficial  owner of more than five percent of the class of securities, check the following [X].

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     American  Century  Investment  Management,   Inc.  ("ACIM"),  a  registered
investment adviser, manages, pursuant to management agreements,  the investments of thirteen  registered  investment  companies,  American  Century Mutual Funds,
Inc.,  American  Century  World Mutual Funds,  Inc.,  American  Century  Capital
Portfolios,  Inc., American Century Variable Portfolios,  Inc., American Century
Variable  Portfolios II, Inc.,  American  Century  Strategic Asset  Allocations,
Inc.,  American Century Municipal Trust,  American Century  Quantitative  Equity
Funds, Inc.,  American Century  International Bond Funds, Inc., American Century
Investment Trust,  American Century  Government  Income Trust,  American Century
Target Maturities Trust, and American Century California  Tax-Free and Municipal
Funds, Inc., and manages,  pursuant to sub-advisory agreements,  the investments of eight  registered  investment  companies,  American  Skandia Trust,  American
Skandia Advisor Funds, Inc., Style Select Series, Inc., Mainstay VP Series Fund,
Inc.,  Principal  Investors Fund,  Inc.,  North American Funds Variable  Product
Series I, Season Series Trust and AXP Partners  International  Series, Inc. ACIM
also manages the assets of institutional  investor accounts. The securities that are the  subject  of this  report  are  owned by and  held  for such  investment companies and separate  institutional  investor accounts. Any dividends received from such securities,  or the proceeds of any sale of such  securities,  are for the  benefit  of,  and are held  for  such  investment  companies  and  separate institutional investor accounts.

Item 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     N/A

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     N/A

Item 9.   NOTICE OF DISSOLUTION OF GROUP

     N/A

Item 10.  CERTIFICATION

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred  to above  were  acquired  in the  ordinary  course of business  and were not acquired for the purpose of and do not have the effect of changing or  influencing  the control of the issuer of such  securities and were not acquired in connection  with or as a participant in any  transaction  having such purpose or effect.

SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

June 14, 2002              AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.
     Date

                               By: /s/Charles C.S. Park

                                   Charles C.S. Park
                                   Assistant General Counsel

EXHIBIT A

Rule 13d-1(f)(1)(iii) Agreement

     Each of the  undersigned  hereby  agrees and consents to the  execution and joint filing on its behalf by American Century  Investment  Management,  Inc. of this Schedule 13G respecting the  beneficial  ownership of the securities  which are the subject of this schedule at May 31, 2002.

     Dated this 14th day of June, 2002.

                                American Century Investment Management, Inc.

                                By: /s/Charles C.S. Park

                                    Charles C.S. Park
                                    Assistant General Counsel

                                American Century Capital Portfolios, Inc.

                                By: /s/Charles C.S. Park

                                    Charles C.S. Park
                                    Vice President